

October 5, 2023

David Williams
Executive Vice President and Chief Financial Officer
CHEMED CORP
255 E. Fifth Street, Suite 2600
Cincinnati, Ohio 45202

> **Re: CHEMED CORP**
> **Form 10-K for Fiscal Year Ended December 31, 2022**
> **Filed February 27, 2023**
> **File No. 001-08351**

Dear David Williams:

   We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

   Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

   After reviewing your response to this letter, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2022

Management's Discussion and Analysis of Financial Condition and Results of Operations
Unaudited Consolidating Summaries and Reconciliations of Adjusted EBITDA, page 90

1.   We note that you are excluding licensed healthcare retention bonuses from net income to calculate adjusted EBITDA, adjusted net income and adjusted diluted earnings per share. We further note you have continued to include this adjustment for the six-months ended June 30, 2023. Please tell us your consideration of the guidance in Question 100.01 of the Non-GAAP Financial Measures Compliance & Disclosure Interpretations.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Tracey Houser at 202-551-3736 or Jeanne Baker at 202-551-3691 with any questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services